JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

August 22, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 342

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the JPMorgan Europe Research Enhanced Equity Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on September 9, 2014 pursuant to the Rule.

PROSPECTUS COMMENTS

Global Comments – All Prospectuses

Main Investment Strategies

1.	Comment: Please explain whether the Fund utilizes the market or notional value of derivatives in connection with calculating whether it meets its 80% test.

Response: To the extent the Fund invests in derivatives and includes them in its 80% test, they may be valued based on notional value or market value in accordance with then applicable requirements.

2.	Will the privately placed securities in which the Fund will invest be treated as illiquid securities for purposes of the Fund’s limitation on investments in illiquid securities?

Response: The Fund intends to evaluate each security in which it invests on a case a by case basis to determine, based on facts and circumstances, whether such security is illiquid for purposes of the application of the Fund’s limitation on investment in illiquid securities.

3.	The prospectus states “While it is anticipated that the Fund’s assets will ordinarily be invested in a number of different European countries, the Fund may at times invest a significant portion of its assets in a limited number of these countries.” Please confirm that the Fund believes that, based on its expected investments, it does not believe that its name would be misleading.

Response: The Fund confirms that, based on its expected investments, it does not believe that its name would be misleading. As stated in the prospectus, “Under normal circumstances, the Fund invests at least 80% of its Assets in equity securities of European issuers and other equity investments that are tied economically to Europe. Europe includes, but is not limited to, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.” In addition, as stated in the prospectus, the Fund intends to seek to outperform its benchmark over time while maintaining similar risk characteristics, including geographic risks.

More About the Fund

4.	Comment: The prospectus currently states “The main investment strategies for the Fund may also include the following which may be equity securities:”. Please consider adding wording to make clearer that items listed under this heading are not all equity securities.

Response: This disclosure will be revised to read “The main investment strategies for the Fund may also include the following, some of which may be equity securities:” in response to your comment.

5.	Comment: “Trust or partnership” is listed under the category of primary investment. To the extent that it is not expected to constitute a primary investment, please consider listing it under the category of investments that do not constitute main strategies.

Response: The disclosure will be revised in response to your comment.

6.	Comment: Under the heading “The main investment strategies for the Fund may also include the following which may be equity securities:” please consider updating the description of the use of derivatives to match the types of uses listed in summary section.

Response: The disclosure will be revised in response to your comment.

Main Investment Risks

7.	Comment: Please consider moving “Preferred Stock Risk” to the “Main Risks” section.

Response: The disclosure will be revised in response to your comment.

Additional Risks

8.	Comment: If appropriate, please consider adding a risk factor relating to warrants and rights in the “Additional Risks” section.

Response: The risk factor “Equity Market Risk” will be enhanced to address risks related to warrants and rights.

STATEMENT OF ADDITIONAL INFORATION (“SAI”)

9.	Comment: Please consider whether the disclosure following the list of fundamental investment policies relating to transactions that do not constitute senior securities is necessary in lieu of the disclosure that appears on Part I-Page 2 of the SAI.

Response: The duplicative disclosure has been deleted in response to your comment.

10.	Comment: If appropriate, please consider modifying the section heading “INVESTMENT PRACTICES FOR THE EUROPE RESEARCH ENHANCED EQUITY FUND.”

Response: The section heading will be modified in response to your comment.

In connection with your review of the Post-Effective Amendments No. 342 filed by the Trust on June 26, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary

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